Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2020

Highlights and subsequent events

•	Exclusive of its interest in FLNG Hilli Episeyo, Golar LNG Partners LP (“Golar Partners” or “the Partnership”) generated operating income of $32.8 million for the second quarter of 2020.
•	After accounting for $4.5 million of non-cash mark-to-market interest rate swap losses, the Partnership reported net income attributable to unit holders of $14.3 million for the second quarter.
•	The Partnership generated distributable cash flow[1] of $28.7 million for the second quarter resulting in a distribution coverage ratio[1] of 20.09.
•	Bondholders approved 18-month extensions to the May 2020 and May 2021 maturing high yield bonds.
•	LNGC Golar Maria secured a multi-month charter giving Q2 utilization of 81% for this vessel and 92% for the fleet.
•	The partnership declared a distribution for the second quarter of $0.0202 per unit.

Financial Results Overview

Golar Partners reports a net income attributable to unit holders of $14.3 million and operating income (which excludes its share of Hilli Episeyo which is accounted for under the equity method) of $32.8 million for the second quarter of 2020 (“the second quarter” or “Q2”), as compared to a net loss attributable to unit holders of $33.1 million and operating income of $27.7 million for the first quarter of 2020 (“the first quarter” or “Q1”) and a net loss attributable to unit holders of $5.5 million and operating income of $36.2 million for Q2 2019.

Consolidated GAAP Financial Information
(in thousands of $)	Q2 2020	Q1 2020	Q2 2019
Total Operating Revenue	72,114	69,815	77,361
Vessel Operating Expenses	(12,991)	(16,212)	(14,913)
Voyage and Commission Expenses	(2,359)	(2,184)	(1,621)
Administrative Expenses	(3,913)	(3,717)	(3,251)
Operating Income	32,805	27,739	36,208
Interest Income	4,615	4,490	2,409
Interest Expense	(17,115)	(17,495)	(20,695)
Losses on Derivative Instruments	(4,472)	(46,835)	(24,502)
Net Income/(Loss) attributable to Golar LNG Partners LP Owners	14,264	(33,144)	(5,516)

Non-GAAP Financial Information[1]
(in thousands of $)	Q2 2020	Q1 2020	Q2 2019
Adjusted Interest Income	416	549	1,050
Adjusted Net Debt	1,483,319	1,513,004	1,574,079

1 Refer to 'Appendix A - Non-GAAP financial measures'.

Segment Information[2]
	Q2 2020				Q1 2020				Q2 2019
(in thousands of $)	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total
Total Operating Revenues	59,033	13,081	26,018	98,132	53,441	16,374	26,018	95,833	64,824	12,537	26,018	103,379
Amount invoiced under sales-type lease	4,550	—	—	4,550	4,550	—	—	4,550	2,300	—	—	2,300
Adjusted Operating Revenues [1]	63,583	13,081	26,018	102,682	57,991	16,374	26,018	100,383	67,124	12,537	26,018	105,679
Voyage and Commission Expenses	(935)	(1,424)	—	(2,359)	(1,313)	(871)	—	(2,184)	(1,109)	(512)	(50)	(1,671)
Vessel Operating Expenses	(8,525)	(4,466)	(5,611)	(18,602)	(11,495)	(4,717)	(6,003)	(22,215)	(10,070)	(4,843)	(6,163)	(21,076)
Administrative Expenses	(2,469)	(1,444)	(122)	(4,035)	(2,364)	(1,353)	(130)	(3,847)	(1,947)	(1,304)	(198)	(3,449)
Total Adjusted EBITDA[1]	51,654	5,747	20,285	77,686	42,819	9,433	19,885	72,137	53,998	5,878	19,607	79,483

* Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels.

** Relates to effective share of revenues and expenses attributable to our investment in Golar Hilli LLC (“Hilli LLC”) had we consolidated its 50% of the Hilli common units.

In order to incorporate the economic performance of the FSRU Golar Freeze into total company performance, management has determined that it will measure the performance of the Golar Freeze sales-type lease based on Adjusted EBITDA1 (EBITDA as adjusted for the amount invoiced under sales-type lease in the period).

As is customary, the Partnership's Q2 Adjusted Operating Revenues1 including amounts invoiced under the Golar Freeze sales-type lease and the Partnership's effective share of operating revenues from FLNG Hilli Episeyo, increased relative to Q1. The increase from $100.4 million to $102.7 million reflected an additional 54 days hire in respect of the FSRU Golar Igloo, which commenced its 2020 regasification season on February 24, but was partially mitigated by reduced revenue in respect of the Golar Maria which was on hire for fewer days during the quarter and at a lower daily rate. Voyage, charter hire and commission costs at $2.4 million were in line with the prior quarter. Fleet wide average daily time charter earnings1 ("TCE") increased from $93,500 in Q1 to $96,300 in Q2.

Vessel operating expenses were down quarter on quarter as Q1 costs were affected by planned maintenance during FSRU Golar Igloo’s scheduled winter downtime and costs of storing up ahead of its 10-month 2020 regasification season. Reduced expenditure in respect of the FSRU Golar Igloo in Q2 together with a general fleet-wide deferral of repairs and maintenance due to COVID-related movement restrictions, resulted in a $3.6 million reduction in operating costs, from $22.2 million in Q1 to $18.6 million in Q2. At $4.0 million for the quarter, administrative expenses were in line with the prior quarter.

Interest expense decreased $0.4 million from $17.5 million in Q1 to $17.1 million in Q2. The impact of a further decrease in LIBOR and ongoing debt repayments was substantially offset by higher margin costs and a quarterly recognition of a potential 5% premium payable at maturity in respect of the two May 20, 2020 amended high yield bonds.

A relatively small decrease in interest rate swap rates during the quarter contributed to a smaller $4.5 million Q2 loss on derivative instruments, compared to a Q1 loss of $46.8 million. As of June 30, 2020, the average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo was approximately 2.4%.

As a result of the foregoing, Q2 distributable cash flow1 increased $3.3 million to $28.7 million. The distribution coverage ratio1 increased accordingly, from 17.79 in Q1 to 20.09 in Q2.

Operational Review

Utilization increased during the quarter, from 82% in Q1 to 92% in Q2. This was driven by a full quarter's employment of the Golar Igloo, partially offset by a small decrease in utilization of the Golar Maria as a result of idle days between charters.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

COVID related restrictions meant that the crew of Golar Mazo, which had been prepared for layup during Q1, did not disembark until mid-May. As a result, operating costs for this vessel, although lower in Q2, will not be down to customary layup levels until Q3. All other vessels continue to operate normally, including the FSRU Nusantara Regas Satu which recently received its 250th LNG cargo, and the FLNG Hilli Episeyo, which exported it’s 2.5 millionth ton of LNG during the quarter and recently offloaded its 42nd cargo.

Postponement of several scheduled maintenance tasks contributed to reduced operating costs for the quarter. Logistics permitting, these are now expected to take place during late Q3 and into Q4. As a result, despite reduced costs in respect of Golar Mazo, operating costs are expected to increase slightly over this period.

Financing and Liquidity

As of June 30, 2020, Golar Partners had cash and cash equivalents of $32.8 million. A limited number of slow paying customers seeking to preserve liquidity during the COVID outbreak contributed to a $9.5 million increase in accounts receivable during the quarter. Subsequent to June 30, $13.1 million of outstanding charter hire has been collected. Including the Partnership's $405.8 million share of debt in respect of FLNG Hilli Episeyo, Adjusted Net Debt1 as at June 30, 2020 was $1,483.3 million. Q2 2020 Total Adjusted EBITDA1 amounts to $77.7 million. Based on the above, the Q2 Adjusted Net Debt1 to Annualized Adjusted EBITDA1 ratio was 4.8x. As of June 30, 2020, exclusive of a $100.0 million forward start swap, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,270.8 million (including swaps with a notional value of $250.0 million in connection with the Partnership’s bonds and $405.8 million in respect of Hilli Episeyo), representing approximately 84% of total debt and finance lease obligations, including assumed debt in respect of Hilli Episeyo, net of restricted cash.

The average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo is approximately 2.4% with an average remaining period to maturity of approximately 3.6 years as of June 30, 2020.

Inclusive of Hilli Episeyo related debt, outstanding bank debt as of June 30, 2020, was $1,186.2 million, which had average margins, in addition to LIBOR, of approximately 2.19%. As at June 30, 2020, the Partnership also had a November 2021 maturing $150.0 million amortizing Norwegian USD bond with a coupon of LIBOR plus 6.25% and a November 2022 maturing $250 million amortizing Norwegian USD bond with a coupon of LIBOR plus 8.1%. Both bonds have call options at 100% of par until May 2021 and at 105% until maturity thereafter. Given the low interest rate environment, coupled with over hedging of the $250 million amortizing bond and plans to refinance both bonds ahead of their new maturity dates, the Partnership has refrained from entering into new contracts to replace those bond related swaps that matured during the quarter or to extend the duration of those that remain.

Corporate and Other Matters

As of June 30, 2020, there were 70,738,027 common and general partner units outstanding in the Partnership. Of these, 22,769,977, including 1,436,391 general partner units, were owned by Golar, representing a 32.2% interest in the Partnership.

On July 29, 2020, Golar Partners declared a distribution for the second quarter of $0.0202 per unit. This distribution will be paid on August 14, 2020 to common and general partner unit holders of record as at August 7, 2020.

A cash distribution of $0.546875 per Series A preferred unit for the period covering May 15, 2020 through to August 14, 2020 was also declared. This will be paid on August 14, 2020 to all Series A preferred unit holders of record as at August 7, 2020.

Total outstanding and exercisable options as at June 30, 2020 were 99,000. A further 70,752 Restricted Stock Units were also issued in Q2, which will vest over three years.

The Partnership's Annual General Meeting is scheduled for September 24, 2020 in Bermuda and the record date for voting was July 29.

On August 5, Class 1 Director, Audit and Conflicts Committee member Alf Thorkildsen resigned his position. The Partnership thanks him for his service. At the time of the Partnership’s forthcoming Annual General Meeting, the elected Directors on the Partnership’s Board intend to appoint Neil Glass to replace Mr. Thorkildsen. Mr. Glass has served as a director of Borr Drilling Limited since December 2019 and he also serves as an Audit Committee Member. Mr. Glass was also appointed to the Board of 2020 Bulkers Ltd., on July 1, 2020 where he also serves as an Audit Committee Member. Mr. Glass worked for Ernst & Young for 11 years: seven years from their Edmonton, Canada office and four years with their Bermuda office. In 1994, he became General Manager and in 1997 the sole owner of WW Management Limited, tasked with overseeing the day-to-day operations of several international companies. Mr. Glass has over 20 years' experience as both an executive director and as an independent non-executive director of international companies. Mr. Glass is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

LNG Market Review

The quarter commenced with LNG prices at around $2.26/mmbtu and quoted steam turbine (”ST”) spot rates of around $40,000/day. During April, Japan Korea Marker ("JKM") continued to soften, with prices below $2.00/mmbtu by month-end. Henry Hub futures for June exceeded Title Transfer Facility ("TTF") for the first time in a decade, and on May 5 exceeded JKM for the first time ever. At this level, there were negative economics in shipping US LNG to both Europe and Asia. In response, around 130 US cargoes scheduled for loading over the summer months are believed to have been canceled during the quarter. The number of vessels carrying US cargoes peaked at around 74 in January, falling to 50 in May and then fell to a 16-month low of 31 in June. LNG export reductions that occurred elsewhere, including from Malaysia and Egypt, and other scheduled maintenance of liquefaction plants also removed LNG from the market that otherwise would have required shipping. Global liquefaction capacity utilization fell from around 90% in April to around 75% at the end of June. Prompt available tonnage throughout the quarter typically hovered between 10-15 mainly steam turbine vessels (out of a global fleet of 555 LNG carriers), pointing to a relatively liquid chartering market that kept vessels moving. Despite this underlying tightness, quoted spot ST shipping rates from early May through to the end of the quarter rarely exceeded $20,000/day.

With the completion of Freeport and Cameron T3 and Elba Island T9 ready for service, the roll-out of the first wave of US liquefaction is concluding. Originally poised for global production additions of around 30mtpa, COVID-related market turmoil and resultant shut-ins will likely see 2020 growth limited to between 5 and 10mtpa. The un-utilized 20-25mtpa of production capacity is expected to ramp up from 2021. Between now and 2023, new nameplate capacity due to complete and become operational will be around 30mtpa. From 2024, a new wave of projects with a combined nameplate capacity of around 100mtpa are then scheduled to start-up in phases, completing in 2027. On the back of these market developments there has been a significant reduction in vessel new build orders year to date.

Despite entering Q3 with soft gas prices (JKM at $2.15/mmbtu), narrow price spreads and high inventory levels, there has been an emerging optimism among market players who expect a stronger rate environment heading into the autumn and seasonally stronger winter. Key Asian markets are showing signs of recovering demand. This is beginning to erode the LNG supply overhang, resulting in fewer US cargo cancellations for September, and should support stronger prices over the coming months. This is shown by JKM recovering to its current level of $3.60/mmbtu with March 2021 JKM paper trading at around $5/mmbtu. The current gas price contango also supports this sentiment. A step up in inquiries for multi-month charters typically commencing in September/October and ending in February/March has been noted.

Analysts forecast further substantial increases in LNG prices over the 2020 - 23 period. Rising prices are expected to facilitate a re-emergence of regional price differentials, inter-basin trading and rising ton miles, all of which will support improving levels of vessel utilization without compromising LNG’s price competitiveness relative to other less environmentally friendly energy sources. Low oil prices and lower LNG spot prices should therefore continue to support the shift from coal to gas fired power production bolstering demand for LNG, its freight, and for FSRUs.

Outlook

The Partnership will focus on refinancing its 7-vessel $800 million bank facility before year end. As at June 30, 2020, $542 million was outstanding under this facility, and at maturity in April 2021, $503 million is scheduled to be outstanding. At maturity, the vessels that secure this facility are expected to have a revenue backlog1 of $680 million. Total Adjusted EBITDA1 attributable to those vessels over the next 12-months amounts to around $130 million. A modest upsizing of the facility is therefore likely, with any liquidity released to be used to pay down bond debt, thereby reducing interest costs. Having refinanced the secured debt, management will then focus on refinancing the two outstanding unsecured bonds totaling $400 million. The intention is to complete this prior to May 2021 when the call option increases from 100% to 105% of par.

From a commercial standpoint, management will focus on securing maximum possible utilization of the Golar Maria prior to her term charter that commences in Q4. Although the market is expected to improve materially from current levels, rates are unlikely to be attractive enough to support re-activating and drydocking the Golar Mazo ahead of the winter trading period.

Historically low gas prices, and an expectation that they will remain structurally low for the foreseeable future, continues to allow LNG to compete with coal on both an environmental and an economic level. Golar Partners, in partnership with Golar Power in certain cases, will continue to focus on matching these new markets for low cost LNG with appropriately sized FSRU solutions.

Strategic alternatives to better use the Partnership’s $1.9 billion of revenue backlog1 to maximize long-term shareholder value continue to be evaluated and are being narrowed down. In the meantime, despite the potential for a small drop in revenue and an increase in operating costs, Q3 Total Adjusted EBITDA1 is expected to be broadly similar to Q2.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) and Golar LNG Limited' (“Golar”) to make additional borrowings and to access debt and equity markets;
•	our ability to repay our debt when due and to settle our interest rate swaps;
•	our ability to enter into long-term time charters, including our ability to re-charter floating storage and regasification units (“FSRUs”), liquefied natural gas (“LNG”) carriers and floating liquefied natural gas units (“FLNGs”) following the termination or expiration of their time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposal of vessels no longer under long-term time charter;
•	the length and severity of outbreaks of pandemics, including the recent worldwide outbreak of the novel coronavirus ("COVID-19") and its impact on demand for LNG and natural gas, the operations of our charterers, our global operations and our business in general;
•	the liquidity and creditworthiness of our charterers;
•	the effect of a worldwide economic slowdown;
•	changes in commodity prices;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	market trends in the FSRU, LNG carrier and FLNG industries, including fluctuations in charter hire rates, vessel values, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;
•	availability of skilled labor, vessel crews and management, including possible disruptions caused by the COVID-19 outbreak;
•	our vessel values and any future impairment charges we may incur;
•	our anticipated growth strategies;
•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions:
•	the future share of earnings relating to the FLNG, Hilli Episeyo ("Hilli"), which is accounted for under the equity method;
•	our ability to make cash distributions on our units and the amount of any such distributions;
•	changes in our operating expenses, including dry-docking and insurance costs and bunker prices;
•	estimated future maintenance and replacement capital expenditures;
•	our future financial condition or results of operations and future revenues and expenses;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by our charterers;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage the relationships and reputation of Golar and Golar Power Limited ("Golar Power") in the LNG industry;
•	the ability of Golar and us to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
•	our ability to purchase vessels from Golar and Golar Power in the future;
•	timely purchases and deliveries of new build vessels;
•	future purchase prices of new build and secondhand vessels;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement between us and Golar Management (or the “Management and Administrative Services Agreement”);

•	challenges by authorities to the tax benefits we previously obtained;
•	the anticipated taxation of our partnership and distributions to our unitholders;
•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of us and certain of our subsidiaries;
•	our and Golar's ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of our securities in the public market;
•	our business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

August 13, 2020

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Karl Fredrik Staubo - Chief Executive Officer

Stuart Buchanan - Head of Investor Relations

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2020	2020	2020	2019	2019
	Apr-Jun	Jan-Mar	Jan-Jun	Apr-Jun	Jan-Jun
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Time charter revenues	72,114	69,815	141,929	77,361	147,271
Total operating revenues	72,114	69,815	141,929	77,361	147,271
Vessel operating expenses	(12,991)	(16,212)	(29,203)	(14,913)	(31,723)
Voyage and commission expenses	(2,359)	(2,184)	(4,543)	(1,621)	(3,479)
Administrative expenses	(3,913)	(3,717)	(7,630)	(3,251)	(7,117)
Depreciation and amortization	(20,046)	(19,963)	(40,009)	(21,368)	(42,808)
Total operating expenses	(39,309)	(42,076)	(81,385)	(41,153)	(85,127)

Operating income	32,805	27,739	60,544	36,208	62,144

Other non-operating income	164	164	328	4,195	4,195

Financial income / (expenses)
Interest income	4,615	4,490	9,105	2,409	3,484
Interest expense	(17,115)	(17,495)	(34,610)	(20,695)	(41,472)
Losses on derivative instruments	(4,472)	(46,835)	(51,307)	(24,502)	(38,469)
Other financial items, net	237	790	1,027	746	216
Net financial expenses	(16,735)	(59,050)	(75,785)	(42,042)	(76,241)

Income/(loss) before tax, equity in net earnings of affiliate and non-controlling interests	16,234	(31,147)	(14,913)	(1,639)	(9,902)
Income taxes	(4,886)	(3,862)	(8,748)	(4,926)	(10,215)
Equity in net earnings of affiliate	2,935	1,788	4,723	1,327	1,592

Net income/(loss)	14,283	(33,221)	(18,938)	(5,238)	(18,525)
Net (income)/loss attributable to non-controlling interests	(19)	77	58	(278)	(1,989)
Net income/(loss) attributable to Golar LNG Partners LP Owners	14,264	(33,144)	(18,880)	(5,516)	(20,514)

Weighted average units outstanding (in thousands of units):
General partner units	1,436	1,436	1,436	1,436	1,436
Preference units	5,520	5,520	5,520	5,520	5,520
Common units	69,302	69,302	69,302	69,455	69,455

Golar LNG Partners LP

CONDENSED CONSOLIDATED BALANCE SHEETS

	At June 30,	At December 31,
	2020	2019
(in thousands of $)	Unaudited	Audited

ASSETS
Current Assets
Cash and cash equivalents	32,781	47,661
Restricted cash and short-term deposits	59,170	46,333
Current portion of investment in leased vessel, net	2,327	2,308
Amount due from related parties	–	5,098
Inventories	1,813	2,702
Other current assets	41,933	29,197
Total Current Assets	138,024	133,299
Non-current Assets
Restricted cash	118,034	135,928
Investment in affiliate	187,735	193,270
Vessels and equipment, net	1,340,238	1,369,665
Vessel under finance lease, net	105,484	108,433
Investment in leased vessel, net	110,613	111,829
Intangible assets, net	45,852	50,409
Other non-current assets	4,929	2,779
Total Assets	2,050,909	2,105,612

LIABILITIES AND EQUITY
Current Liabilities
Current portion of long-term debt	602,633	225,254
Current portion of obligation under finance lease	2,081	1,990
Amount due to related parties	3,710	–
Other current liabilities	131,203	81,910
Total Current Liabilities	739,627	309,154
Non-current Liabilities
Long-term debt	570,985	991,679
Obligation under finance lease	111,855	120,789
Other non-current liabilities	31,269	31,296
Total Liabilities	1,453,736	1,452,918

Equity
Partners' capital	514,000	569,463
Non-controlling interests	83,173	83,231

Total Liabilities and Equity	2,050,909	2,105,612

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2020	2020	2020	2019	2019
	Apr-Jun	Jan-Mar	Jan-Jun	Apr-Jun	Jan-Jun
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
OPERATING ACTIVITIES
Net income/(loss)	14,283	(33,221)	(18,938)	(5,238)	(18,525)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	20,046	19,963	40,009	21,368	42,808
Equity in net earnings of affiliate	(2,935)	(1,788)	(4,723)	(1,327)	(1,592)
Deferred tax expense	544	521	1,065	529	2,565
Amortization of deferred charges and debt guarantee, net	848	660	1,508	668	1,348
Drydocking expenditure	(252)	(881)	(1,133)	(956)	(9,492)
Foreign exchange (gain)/losses	(11)	(509)	(520)	(207)	600
Unit options expense	20	–	20	59	118
Dividends received from affiliates	2,613	1,788	4,401	572	837
Interest element included in obligation under finance lease, net	2	(4)	(2)	19	(7)
Gain on recognition of net investment in leased vessel	–	–	–	(4,195)	(4,195)
Sales-type lease payments received in excess of sales-type lease interest income	541	522	1,063	(559)	(559)
Movement in credit allowance on financial assets	(437)	280	(157)		–
Change in mark-to-market value of derivatives	1,153	45,533	46,686	26,491	42,975
Change in assets and liabilities:
Trade accounts receivable	(9,532)	1,290	(8,242)	(546)	8,431
Inventories	2,035	(1,146)	889	(1,244)	(1,555)
Other current assets and other non-current assets	(2,190)	(5,991)	(8,181)	507	287
Amount due to related parties	5,251	4,512	9,763	2,903	6,121
Trade accounts payable	(1,791)	2,064	273	1,710	(2,146)
Accrued expenses	900	863	1,763	(2,116)	3,406
Other current and non-current liabilities	1,395	2,255	3,650	(78)	(4,504)
Net cash provided by operating activities	32,483	36,711	69,194	38,360	66,921

INVESTING ACTIVITIES
Additions to vessels and equipment	(1,210)	(1,607)	(2,817)	(2,436)	(8,751)
Dividends received from affiliates	1,836	2,753	4,589	2,425	5,796
Acquisition of investment in affiliate from Golar	–	–	–	–	(10,296)
Net cash provided by/(used in) investing activities	626	1,146	1,772	(11)	(13,251)

FINANCING ACTIVITIES
Repayments of debt (including related parties)	(41,194)	(41,304)	(82,498)	(21,280)	(42,531)
Proceeds from debt (including related parties)	15,000	25,000	40,000	–	25,000
Repayments of obligation under finance lease	(478)	(467)	(945)	(398)	(782)
Advances from related party for Methane Princess lease security deposit	156	157	313	153	299
Cash distributions paid	(4,448)	(31,611)	(36,059)	(31,674)	(63,347)
Financing costs paid	(4,339)	–	(4,339)	–	–
Net cash used in financing activities	(35,303)	(48,225)	(83,528)	(53,199)	(81,361)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(154)	(7,221)	(7,375)	(2,951)	(1,126)
Net decrease in cash, cash equivalents and restricted cash	(2,348)	(17,589)	(19,937)	(17,801)	(28,817)
Cash, cash equivalents and restricted cash at beginning of period	212,333	229,922	229,922	258,076	269,092
Cash, cash equivalents and restricted cash at end of period	209,985	212,333	209,985	240,275	240,275

APPENDIX A - NON-GAAP FINANCIAL MEASURES AND DEFINITIONS

Distributable Cash Flow (“DCF”) and Distribution coverage ratio ("DCR")

DCF represents Total Adjusted EBITDA adjusted for the cash components of interest, amounts invoiced under sales-type lease, derivatives, tax and earnings from affiliates. We also include an adjustment for maintenance and replacement expenditures (including dry-docking) which represents the capital expenditures required to maintain the long-term operating capacity of the Partnerships' capital assets. DCR represents the ratio of distributable cash flow to total cash distributions paid. DCF and the DCR are quantitative standards used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions to common unitholders, general partners and incentive distribution rights ("IDRs"). DCF and the DCR are non-GAAP financial measures and should not be considered as an alternative to, or superior to, net income or any other indicator of our performance calculated in accordance with U.S. GAAP. The table below reconciles Total Adjusted EBITDA to DCF, DCF to net income before non-controlling interests, which is the most directly comparable U.S. GAAP measure, followed by the computation of DCR.

(in thousands of $, except Distribution coverage ratio)	Three months ended June 30, 2020	Three months ended March 31, 2020
Total Adjusted EBITDA	77,686	72,137
Adjusted interest income	416	549
Interest expense (excluding amortization of deferred charges)	(15,811)	(16,367)
Other cash financial items	(3,547)	(1,489)
Current income tax charge	(4,178)	(3,177)
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	(13,978)	(13,490)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(777)	(710)
Unrealized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(8,049)	(9,008)
Distributions relating to preferred units	(3,052)	(3,019)
Distributable cash flow	28,710	25,426
Depreciation and amortization	(20,046)	(19,963)
Unrealized loss from interest rate derivatives	(1,153)	(45,533)
Sales-type lease payments received in excess of sales-type lease net interest income	(351)	(609)
Unrealized foreign exchange gain	11	509
Amortization of deferred charges and debt guarantee	(848)	(660)
Deferred tax expense	(544)	(521)
Distributions relating to preferred units	3,052	3,019
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	13,978	13,490
Realized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(9,303)	(9,089)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	777	710
Net income/(loss)	14,283	(33,221)
Distributions declared:
Common unitholders	1,400	1,400
General partner	29	29
Sub-total	1,429	1,429
Distribution coverage ratio	20.09	17.79

1 The estimated capital expenditure relating to the Partnership's share of equity accounted affiliate was $1.8 million for both the three months ended June 30, 2020 and March 31, 2020.

Non-GAAP Financial Metrics Arising From How Management Monitor the Business

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance Measures
Total Adjusted EBITDA	Net income/(loss)	+/- Net financial expense
+ Other non-operating expenses
+/- Income taxes
+/- Equity in net (losses) income of affiliates
 +/- Golar Partners’ share of Hilli LLC EBITDA (FLNG Adjusted EBITDA)
+ Depreciation and amortization
+ Amount invoiced under sales-type lease	- Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, including our share of FLNG EBITDA, removing the impact of the change in lease accounting, and removing the impact of depreciation, financing and taxation policies.

- Consistent with management’s own evaluation of business performance.
Annualized Adjusted EBITDA	Net income/(loss)	The Total Adjusted EBITDA for the quarter (defined above) multiplied by four.	- Same as Total Adjusted EBITDA.

- Enables investors, management and other users of our financial information to assess our year over year performance and operating trends on a more comparable basis as it includes a full year of FLNG EBITDA.
Adjusted Operating Revenues	Total Operating revenues	+ Amount invoiced under sales-type lease	- Enables comparability of Golar Freeze charter with the rest of our business as the income from the sales-type lease is recognized as interest income and therefore does not appear in Total Operating Revenues.
Average daily TCE	Total Operating revenues	- Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	- Measure of the average daily net revenue performance of a vessel.

- Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

- Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.
Liquidity Measures
Adjusted Net Debt	Net debt based on GAAP measures: Total debt (current and non-current), net of deferred finance charges - Cash and cash equivalents - Restricted cash and short-term deposits (current and non-current)	Net debt based on GAAP
+/- Golar Partners’ share of Hilli LLC’s contractual debt

		Hilli LLC's contractual debt represents the actual debt obligations as opposed to the variable interest entity debt which is consolidated under US GAAP, refer to Note 2 -Significant Accounting Policies to our audited consolidated financial statements included in our 2019 Annual Report for more information.	By including our share of Hilli’s contractual debt, the Partnership believes that Adjusted Net Debt assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. This increased comparability is achieved by providing a comparative measure of debt levels irrespective of the levels of cash that a company maintains.
Adjusted Net Debt to Annualized Adjusted EBITDA	Net debt based on GAAP measures	Adjusted net debt over Annualized Adjusted EBITDA	Enables our investors to understand better our liquidity position and our ability to service our debt obligations.
Adjusted interest income	Interest income	- Interest income on sales-type leases + Movement in credit allowance on sales-type lease	Excludes the interest income on sales-type leases, which is included in Adjusted EBITDA. The Partnership believes it increases the comparability of its combined indebtedness and cash position against other companies in its industry.

Reconciliations - Performance Measures

Total Adjusted EBITDA

(in thousands of $)	Three months ended June 30, 2020	Three months ended March 31, 2020	Three months ended June 30, 2019
Net income/(loss)	14,283	(33,221)	(5,238)
Depreciation and amortization	20,046	19,963	21,368
Other non-operating income	(164)	(164)	(4,195)
Interest income	(4,615)	(4,490)	(2,409)
Interest expense	17,115	17,495	20,695
Losses on derivative instruments	4,472	46,835	24,502
Other financial items, net	(237)	(790)	(746)
Income taxes	4,886	3,862	4,926
Equity in net income of affiliate	(2,935)	(1,788)	(1,327)
FLNG's Adjusted EBITDA (see appendix B)	20,285	19,885	19,607
Amount invoiced under sales-type lease	4,550	4,550	2,300
Total Adjusted EBITDA	77,686	72,137	79,483

Adjusted Operating Revenues*

	Q2 2020				Q1 2020				Q2 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG**	Total	FSRU	LNG Carrier	FLNG**	Total	FSRU	LNG Carrier	FLNG**	Total
Total Operating Revenues	59,033	13,081	26,018	98,132	53,441	16,374	26,018	95,833	64,824	12,537	26,018	103,379
Amount invoiced under sales-type lease	4,550	—	—	4,550	4,550	—	—	4,550	2,300	—	—	2,300
Adjusted Operating Revenues	63,583	13,081	26,018	102,682	57,991	16,374	26,018	100,383	67,124	12,537	26,018	105,679

* Refer to Appendix B Segment information.

** Relates to the share of revenues and expenses attributable to our investment in Hilli LLC had we consolidated its 50% of the Hilli common units.

Average daily TCE

(in thousands of $, except number of days and average daily TCE)	Three months ended June 30, 2020	Three months ended March 31, 2020
Total operating revenues	$72,114	$69,815
Amount invoiced under sales-type lease	4,550	4,550
Voyage and commission expenses	(2,359)	(2,184)
	74,305	72,181
Calendar days less scheduled off-hire days	772	772
Average daily TCE (to the closest $100)	$96,300	$93,500

Reconciliations - Liquidity measures

Adjusted Net Debt

(in thousands of $, except Adjusted Net Debt	At June 30,	At March 31,	At June 30,
to Annualized Adjusted EBITDA)	2020	2020	2019
Current portion of long-term debt and short-term debt	602,633	105,394	225,056
Current portion of obligation under finance lease	2,081	1,965	1,729
Long-term debt	570,985	1,091,361	1,032,171
Obligation under finance lease - non-current	111,855	112,617	116,648
Total Debt	1,287,554	1,311,337	1,375,604
Less:
Cash and cash equivalents	32,781	35,095	62,059
Restricted cash and short term deposits - current	59,170	44,050	42,756
Restricted cash - non-current	118,034	133,188	135,460
Total Cash, Cash Equivalents and Restricted Cash	209,985	212,333	240,275

Net Debt as calculated by GAAP	1,077,569	1,099,004	1,135,329
Share of Hilli's contractual debt	405,750	414,000	438,750
Adjusted Net Debt	1,483,319	1,513,004	1,574,079

Adjusted Net Debt to Annualized Adjusted EBITDA	4.8	5.2	5.0

Adjusted Interest Income

(in thousands of $)	Three months ended June 30, 2020	Three months ended March 31, 2020	Three months ended June 30, 2019
Interest income	4,615	4,490	2,409
Adjusted for:
Interest income on sales-type lease	(4,009)	(4,028)	(1,359)
Movement in credit allowance against investment in sales-type lease, net	(190)	87	–
Adjusted Interest Income	416	549	1,050

Non-US GAAP Measures Used in Forecasting

Revenue Backlog

Revenue Backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term, which includes our pro-rata share of FLNG Hilli Episeyo contractual billings which will be recorded as "Equity in net earnings of affiliates". This is consistent with management’s view of the business and our presentation in our segment note. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

APPENDIX B - SEGMENT INFORMATION

The below is an extract of how our Operating Segments will be presented in our “Segment Information” note in our Condensed Consolidated Financial Statements. These profit measures are referenced to throughout the Earnings Release:

	Q2 2020
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	59,033	13,081	26,018	98,132	(26,018)	72,114
Voyage and commission expenses	(935)	(1,424)	–	(2,359)	–	(2,359)
Vessel operating expenses	(8,525)	(4,466)	(5,611)	(18,602)	5,611	(12,991)
Administrative expenses	(2,469)	(1,444)	(122)	(4,035)	122	(3,913)
Amount invoiced under sales-type lease	4,550	–	–	4,550	(4,550)	–
Adjusted EBITDA	51,654	5,747	20,285	77,686	(24,835)	52,851

	Q1 2020
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	53,441	16,374	26,018	95,833	(26,018)	69,815
Voyage and commission expenses	(1,313)	(871)	–	(2,184)	–	(2,184)
Vessel operating expenses	(11,495)	(4,717)	(6,003)	(22,215)	6,003	(16,212)
Administrative expenses	(2,364)	(1,353)	(130)	(3,847)	130	(3,717)
Amount invoiced under sales-type lease	4,550	–	–	4,550	(4,550)	–
Adjusted EBITDA	42,819	9,433	19,885	72,137	(24,435)	47,702

	Q2 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	64,824	12,537	26,018	103,379	(26,018)	77,361
Voyage and commission expenses	(1,109)	(512)	(50)	(1,671)	50	(1,621)
Vessel operating expenses	(10,070)	(4,843)	(6,163)	(21,076)	6,163	(14,913)
Administrative expenses	(1,947)	(1,304)	(198)	(3,449)	198	(3,251)
Amount invoiced under sales-type lease	2,300	–	–	2,300	(2,300)	–
Adjusted EBITDA	53,998	5,878	19,607	79,483	(21,907)	57,576

* Relates to the effective share of revenues and expenses attributable to our investment in Hilli LLC had we consolidated its 50% of the Hilli common units.

** Eliminations reverses the effective earnings attributable to our investment in Hilli LLC and the amount invoiced under sales-type lease to reflect the amounts reported in the consolidated income statement. The earnings attributable to our investment in Hilli LLC is included in the equity in net income of affiliate on the consolidated statements of income.